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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

ANNOUNCEMENT
CONNECTED TRANSACTIONS

First Pacific announces connected transactions involving (1) the sale by Metro Pacific of shares representing 10.33% of Landco to ABH for a consideration of Pesos 60.5 million (approximately HK$8.4 million); (2) the provision of financial assistance by way of a term loan in an amount of Pesos 150 million (approximately HK$20.8 million) by ABH to Landco; and (3) the provision of financial assistance by Landco through providing security by way of a mortgage over certain real estate of Landco in the amount of approximately Pesos 302 million (approximately HK$41.9 million) for ABH to obtain a term loan.

Introduction

First Pacific Company Limited ("First Pacific") announces that on 7 September, 2004 Landco Inc. ("Landco") entered (1) a Pesos 150 million (approximately HK$20.8 million) loan agreement (the "Loan Agreement") with AB Holdings Corporation ("ABH") and (2) an agreement relating to certain shares of Landco (the "Share Agreement") with ABH and Metro Pacific Corporation ("Metro Pacific").

First Pacific is a Hong Kong based investment and management company with operations located in Southeast Asia. First Pacific's principal business interests relate to telecommunications and consumer food products. Metro Pacific is based and listed in Manila, Philippines. It is principally engaged in property development and transportation. Its property businesses include Landco, Pacific Plaza Towers and Costa de Madera Corporation, while its transportation business is carried on through listed shipping subsidiary Negros Navigation Company ("Nenaco"). First Pacific has an approximately 80.6% interest in Metro Pacific. Landco is principally engaged in property development in the Philippines.

The Loan Agreement and Share Agreement

The Loan Agreement and the Share Agreement conclude transactions involving the sale by Metro Pacific to ABH of 529,595 shares of Landco, for a consideration of Pesos 60.5 million (approximately HK$8.4 million) and the related provision of security by Landco to an independent Philippine commercial bank in respect of a loan obtained by ABH from the bank and the provision of financial assistances by ABH to Landco. Metro Pacific is a non-wholly owned subsidiary of First Pacific and Landco, in turn, is a non-wholly owned subsidiary of Metro Pacific. The shares represent approximately 10.33% of Landco's issued share capital and, accordingly, the transaction reduces Metro Pacific's shareholding in Landco from approximately 61.33% to approximately 51%. Thus, Landco will remain as a subsidiary of First Pacific after the disposal.

Pursuant to the Loan Agreement, ABH advanced an unsecured loan of Pesos 150 million (approximately HK$20.8 million) to Landco. Landco has provided security by way of a mortgage over certain real estate. The mortgage serves as security for the Pesos 150 million (approximately HK$20.8 million) term loan obtained by ABH from an independent Philippine commercial bank, the proceeds of which have been on lent by ABH to Landco under the Loan Agreement on substantially the same commercial terms (other than the provision of security under the loan from the independent Philippine commercial bank to ABH) including the same interest rate and payment terms being offered under both loans.

	obtained by ABH from that bank, the principal amount of such loan of which have been on lent by ABH to Landco under the Loan Agreement. The value of real estate properties mortgage is approximately Pesos 302 million (approximately HK$41.9 million)
Other:	Landco has covenanted to ABH that it will not cause or allow a potential change in its present majority ownership or management after the share sale under the Share Agreement

Summary and terms of the Share Agreement

The principal terms of the Share Agreement are as follows:

Parties:	Metro Pacific, Landco and ABH
Date:	7 September, 2004
Landco shares:	ABH agrees and declares that of the 529,595 shares of Landco (representing approximately 10.33% of Landco) acquired by it from Metro Pacific, 68,347 shares (representing approximately 1.33% of Landco) are held by ABH for itself absolutely, and 461,248 shares (representing approximately 9% of Landco) are held by ABH for the benefit of an incentive programme to be established for the benefit of Landco management and employees

ABH acquired shares representing 10.33% of Landco from Metro Pacific and its nominee for an aggregate consideration of Pesos 60.5 million (approximately HK$8.4 million) payable in cash which were effected by two deeds of assignment made or amended on 6 September, 2004 for the transfer of shares referred to in the Share Agreement. There is no change in the composition of board of Landco before and after the share sale effected by the two deeds of assignment. The consideration of Pesos 60.5 million (approximately HK$8.4 million) was arrived at after arm's length negotiations and the value of the sale shares represent a price to book value multiple of 0.48 which is comparable to the price to book value multiple to two comparable listed property companies in the Philippines.

Reasons for the transactions

Metro Pacific's sale of 10.33% equity interest in Landco to ABH enables Metro Pacific to raise a substantial portion of the funds required to support the ongoing rehabilitation and restructuring programme being undertaken by its shipping subsidiary Nenaco. A successful rehabilitation and restructuring programme of Nenaco is beneficial to preserving the long term value of Nenaco and Metro Pacific and the share value of First Pacific.

ABH purchased the shares representing 10.33% of Landco from Metro Pacific and its nominee under two deeds of assignment respectively made or amended on 6 September, 2004, for an aggregate consideration of Pesos 60.5 million (approximately HK$8.4 million). Under the Share Agreement, ABH holds those shares as to:–

(a) 68,347 shares (representing approximately 1.33% of Landco and purchased from a nominee of Metro Pacific for an aggregate consideration of Pesos 7.8 million (approximately HK$1.1 million)) for itself absolutely; and

(b) 461,248 shares (representing approximately 9% of Landco and purchased from Metro Pacific for an aggregate consideration of Pesos 52.7 million (approximately HK$7.3 million) for the benefit of an incentive programme to be established for the benefit of Landco management and employees.

Use of Proceeds and Financial Effects

Metro Pacific has sold the 10.33% equity interest in Landco. proceeds from the sale have been applied by Metro Pacific to fund and support the ongoing rehabilitation and restructuring programme of its shipping subsidiary, Nenaco, in which Metro Pacific holds a 97.2% equity interest. Nenaco's rehabilitation and restructuring programme is under review by the relevant courts in the Philippines. A successful rehabilitation of Nenaco will serve to stabilise and preserve the share value of Metro Pacific, which is held as to 80.6% by First Pacific.

As a consequence of Metro Pacific's disposal of 10.33% in Landco, First Pacific will book a loss on disposal of approximately US$0.9 million (approximately HK$7.0 million) in the financial year ending 31 December, 2004. First Pacific's loss of disposal is calculated based on 80.6% (its shareholding percentage in Metro Pacific) of Metro Pacific's loss on disposal of approximately Pesos 64.5 million (approximately HK$9.0 million) which is calculated from the consideration of Pesos 60.5 million (approximately HK$8.4 million) for the share sale minus the carrying cost of 10.33% Landco of Pesos 125 million (approximately HK$17.4 million) as at 31 July 2004.

Summary and terms of the Loan Agreement

The principal terms of the Loan Agreement are as follows:–

Parties:	Landco and ABH
Date:	7 September, 2004
Loan Amount:	Pesos 150 million (approximately HK$20.8 million)
Loan Term:	7 years with a 24 month grace period at the beginning of the 7 years for repayment of the principal, but subject to an overriding right of repayment on demand exercisable by ABH at any time
Loan Interest:	Prevailing one year interest rate quoted by MART (Money Market Traders Association) from time to time during the term of the loan plus 3.5%, plus applicable taxes, reviewable on an annual basis
Payment:	Interest is payable monthly. Loan principal is repayable in 61 equal monthly amortizations commencing from the 24th month subsequent to the date of drawdown
Security:	The loan is unsecured under the Loan Agreement. However, Landco has created a real estate mortgage on certain real property in favour of an independent Philippine commercial bank serving as security for a Pesos 150 million (approximately HK$20.8 million) term loan

The provision of financial assistance from ABH, in the form of a loan facility to Landco and Landco's provision of security in favour of the independent Philippine bank, allows Landco to utilise its assets to obtain loan financing on normal commercial terms for its general corporate purposes. This arrangement is put in place as Landco will have difficulty in obtaining a loan on substantially the same term from the bank.

The directors of First Pacific, including the independent non-executive directors of First Pacific, confirmed that they considered the terms of the transactions described in this Announcement, including the consideration paid under the Share Agreement and the terms of the Loan Agreement, are fair and reasonable and also in the interest of its shareholders and First Pacific as a whole.

Connected transactions

ABH is a company in which Mr. Alfred Xerez-Burgos, Jr. ("Mr. Burgos"), a director of Landco and Metro Pacific, is directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting power at general meetings. Accordingly, ABH is an "associate" of Mr. Burgos for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and both Mr. Burgos and ABH are connected persons of First Pacific under the Listing Rules. When aggregated, the transactions under the Loan Agreement and the Share Agreement are less than 2.5% of each of the total consolidated assets, consolidated revenue and market capitalisation of First Pacific. Accordingly, the transactions are subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules, but are exempt from the independent shareholders approval requirements of Chapter 14A of the Listing Rules.

General Information

The net profits (before tax and extraordinary items) of Landco for the 2002 and 2003 financial years are Pesos 73.8 million (approximately HK$10.2 million) and Pesos 105.8 million (approximately HK$14.7 million) respectively. The net profits (after tax and extraordinary items) of Landco for the 2002 and 2003 financial years are Pesos 35.9 million (approximately HK$5.0 million) and Pesos 66.8 million (approximately HK$9.3 million) respectively.

The book value or net asset value of Landco as at 31 December 2003 is approximately Pesos 1.2 billion (approximately HK$166.7 million).

Currency conversion

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Pesos 56.16 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 14 September, 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *CBE, JP, GBS*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*